UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

The Steak n Shake Company
(Name of Issuer)

Common Stock, $.50 Par Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,424,945
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,424,945
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 710,482
	8	SHARED VOTING POWER 2,424,945
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Sizzlin Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,424,945
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,424,945
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,424,945
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,424,945
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,424,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON S. Sue Aramian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,720
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Martha Aramian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 106,862
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Charles E. Arnett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 81,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Virginia Arnett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 81,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Gary A. Ruben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 37,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Irene Ruben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 37,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Natasha Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Parvindokht Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Shapour Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Shawn Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,669
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Tim Taft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,135,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

                                The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule 13D as specifically set forth.  The primary purpose of amending the Schedule 13D is to add S. Sue Aramian, Martha Aramian, Charles E. Arnett, Virginia Arnett, Gary A. Ruben, Irene Ruben, Natasha Sedaghat, Parvindokht Sedaghat, Shapour Sedaghat, Shawn Sedaghat and Tim Taft as Reporting Persons by virtue of them being parties to that certain Agreement dated April 15, 2008 described in further detail in Item 6.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Pursuant to the Agreement described in further detail in Item 6, S. Sue Aramian, Martha Aramian, Charles E. Arnett, Virginia Arnett, Gary A. Ruben, Irene Ruben, Natasha Sedaghat, Parvindokht Sedaghat, Shapour Sedaghat, Shawn Sedaghat and Tim Taft (collectively referred to as the “New Reporting Persons”), together with the existing Reporting Persons, became members of a group formed for the purpose discussed in Item 4.  Accordingly, S. Sue Aramian, Martha Aramian, Charles E. Arnett, Virginia Arnett, Gary A. Ruben, Irene Ruben, Natasha Sedaghat, Parvindokht Sedaghat, Shapour Sedaghat, Shawn Sedaghat and Tim Taft are hereby added as Reporting Persons to this Schedule 13D.

Each of S. Sue Aramian, Martha Aramian, Charles E. Arnett, Virginia Arnett, Gary A. Ruben, Irene Ruben, Parvindokht Sedaghat and Shapour Sedaghat is currently retired.

S. Sue Aramian served as Vice-Chairwoman of the Issuer and as a director of the Issuer from 1981 until 2003.

Charles E. Arnett was formerly a partner with Kelley & Partners, Ltd.

Natasha Sedaghat is a nutritionist.

Shawn Sedaghat is the Chief Executive Officer of the PKG Group, Inc., a cosmetics and packaging distribution company.

Tim Taft is a private investor and formerly served as the President and Chief Executive Officer of Pizza Inn, Inc., a franchisor and operator of pizza restaurants, and as the President and Chief Operating Officer of Whataburger, Inc.

None of S. Sue Aramian, Martha Aramian, Charles E. Arnett, Virginia Arnett, Gary A. Ruben, Irene Ruben, Parvindokht Sedaghat, Shapour Sedaghat or Tim Taft has a principal business address but may be reached c/o The Lion Fund, L.P., 9311 San Pedro Avenue, Suite 1440, San Antonio, Texas 78216.

Natasha Sedaghat’s principal business address is c/o PKG Group, 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, California 90212.

Shawn Sedaghat’s principal business address is c/o PKG Group, 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, California 90212.

None of the New Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 857873-10-3

None of the New Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Each of the New Reporting Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the Shares owned directly by the Lion Fund is $15,345,070.  The Shares owned directly by the Lion Fund were acquired with the working capital of the Lion Fund.

Certain of the Shares reported in this Amendment No. 9 as owned by Western Acquisitions were acquired by way of an internal contribution from WSC.  Western Acquisitions acquired from WSC an aggregate of 299,945 Shares on September 7, 2007 at a per Share price of $15.58, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate purchase price of approximately $4,673,143.  The total of 299,945 Shares transferred by WSC to Western Acquisitions were initially acquired by WSC for an aggregate purchase price of approximately $4,581,977.

The aggregate purchase price of the Shares owned directly by Western Acquisitions is approximately $18,583,088.  The Shares owned directly by Western Acquisitions were acquired with the working capital of Western Acquisitions.

The aggregate purchase price of the Shares owned directly by Dr. Cooley and owned directly by Dr. Cooley’s spouse, Sandy Cooley who shares the same business address as Dr. Cooley, which he may also be deemed to beneficially own is $170,582.  Of the 16,300 Shares beneficially owned by Dr. Cooley, 11,800 Shares were acquired with Dr. Cooley’s personal funds, 3,000 Shares were acquired with his spouse’s personal funds, 500 Shares were acquired with the working capital of BCC and subsequently gifted to Dr. Cooley and 1,000 Shares were awarded to Dr. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan (the restriction on transfer for such 1,000 Shares expires on March 12, 2011).

The aggregate purchase price of the Shares owned directly by S. Sue Aramian is approximately $165,250.  Such Shares were acquired with personal funds.

The Shares owned directly by Martha Aramian were gifted to her.

The aggregate purchase price of the Shares owned directly by Charles E. Arnett and Virginia Arnett is approximately $110,569.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Gary A. Ruben is approximately $81,510.  Such Shares were acquired with personal funds.

CUSIP NO. 857873-10-3

The aggregate purchase price of the Shares owned directly by Irene Ruben is approximately $32,124.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Natasha Sedaghat is approximately $278,967.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Parvindokht Sedaghat and Shapour Sedaghat is approximately $2,532,106.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Shawn Sedaghat is approximately $976,562.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Tim Taft is approximately $275,098.  Such Shares were acquired with personal funds.

The Lion Fund, WSC and Western Acquisitions effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Sardar Biglari and Philip Cooley are members of the Issuer’s Board of Directors.  Messrs. Biglari and Cooley were elected to the Board of Directors at the 2008 annual meeting of stockholders (the “2008 Annual Meeting”) in an election contest commenced by the Lion Fund and its affiliates after expressing concerns with the business, operations and future plans of the Issuer.  Messrs. Biglari and Cooley continue to have certain concerns with the Issuer, as discussed in more detail in prior amendments to this Schedule 13D.

The New Reporting Persons are disappointed with the interim changes to the management structure announced by the Issuer shortly after the 2008 Annual Meeting.  As a result, the New Reporting Persons have formed a group with the Lion Fund and its affiliates in their capacities as stockholders in order to seek to persuade the Board of Directors of the Issuer to take such action the group deems is necessary.  The activities of the Reporting Persons in connection with the Issuer are governed by the terms of the Agreement.

The Reporting Persons acquired their securities of the Issuer for investment purposes. The Reporting Persons continue to evaluate the business prospects of the Issuer, as well as its present and future intentions. The Reporting Persons may from time to time communicate with management, with members of the Board of Directors, or with other stockholders of the Issuer in accordance with the terms of the Agreement.

The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or  proposals  regarding the Issuer or such securities, to the extent deemed advisable in light of their general investment policies, market conditions or other factors and in accordance with the Agreement.

CUSIP NO. 857873-10-3

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  In their capacities as directors of the Issuer, Messrs. Biglari and Cooley may discuss with other members of the Board of Directors plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D (the “Item 4 Discussions”).  Pursuant to the Agreement, Messrs. Biglari and Cooley have agreed not to share with the New Reporting Persons any information they may obtain in their capacities as  directors of the Issuer, which would encompass any of their Item 4 Discussions with other members of the Board, and the New Reporting Persons have agreed that they will not ask Messrs. Biglari or Cooley for any information relating to the Issuer they receive in their capacities as directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e)  As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 3,135,427 Shares or approximately 11.0% of the outstanding Shares of the Issuer, based upon the 28,492,799 Shares outstanding as of January 21, 2008, according to the Issuer’s Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on February 21, 2008. The 3,135,427 Shares reported herein as beneficially owned by the Reporting Persons consist of the following: (1) 941,200 Shares held directly by the Lion Fund, (2) 1,467,445 Shares held directly by Western Acquisitions, (3) 13,300 Shares held directly by Dr. Cooley, (4) 3,000 Shares held directly by Dr. Cooley’s spouse which Dr. Cooley may also be deemed to beneficially own, (5) 17,720 Shares held by S. Sue Aramian through the S. Sue Aramian Revocable Trust, of which she is the sole trustee, (6) 106,862 Shares held by Martha Aramian through the Martha Aramian Revocable Trust, of which she is the sole trustee, (7) 81,903 Shares held by Charles E. Arnett and Virginia Arnett through the Charles E. Arnett Revocable Living Trust, of which Charles and Virginia Arnett are co-trustees, (8) 27,170 Shares held by Gary A. Ruben through the Gary Ruben Revocable Trust, of which Gary and Irene Ruben are co-trustees, (9) 10,708 Shares held by Irene Ruben through the Irene Ruben Revocable Trust, of which Irene and Gary A. Ruben are co-trustees, (10) 30,000 Shares held by Natasha Sedaghat, (11) 300,000 Shares held by Parvindokht Sedaghat and Shapour Sedaghat through the Sedaghat Family Trust, of which Parvindokht and Shapour Sedaghat are co-trustees, (12) 101,669 Shares held by Shawn Sedaghat and (13) 34,450 Shares held by Tim Taft.

Each of the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments and Philip Cooley may be deemed to have the shared power to direct the vote of 2,424,945 Shares.

CUSIP NO. 857873-10-3

Sardar Biglari, by virtue of the Agreement described in further detail in Item 6, may be deemed to have the sole power to direct the vote of the 710,482 Shares owned in the aggregate by the New Reporting Persons.

Each of Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments and Philip Cooley may be deemed to have the shared power to direct the disposition of 2,424,945 Shares.

S. Sue Aramian, as sole trustee of the S. Sue Aramian Revocable Trust, may be deemed to have the sole power to direct the disposition of the 17,720 Shares held by her through the S. Sue Aramian Revocable Trust.

Martha Aramian, as sole trustee of the Martha Aramian Revocable Trust, may be deemed to have the sole power to direct the disposition of the 106,862 Shares held by her through the Martha Aramian Revocable Trust.

Charles E. Arnett and Virginia Arnett, as co-trustees of the Charles E. Arnett Revocable Living Trust, may be deemed to have the shared power to direct the disposition of the 81,903 Shares held by them through the Charles E. Arnett Revocable Living Trust.

Gary A. Ruben and Irene Ruben, as co-trustees of the Gary Ruben Revocable Trust, may be deemed to have the shared power to direct the disposition of the 27,170 Shares held by them through the Gary Ruben Revocable Trust.

Gary A. Ruben and Irene Ruben, as co-trustees of the Irene Ruben Revocable Trust, may be deemed to have the shared power to direct the disposition of the 10,708 Shares held by them through the Irene Ruben Revocable Trust.

Natasha Sedaghat may be deemed to have the sole power to dispose of the 30,000 Shares held by her.

Parvindokht Sedaghat and Shapour Sedaghat, as co-trustees of the Sedaghat Family Trust, may be deemed to have the shared power to direct the disposition of the 300,000 Shares held by them through the Sedaghat Family Trust.

Shawn Sedaghat may be deemed to have the sole power to dispose of the 101,669 Shares held by him.

Tim Taft may be deemed to have the sole power to dispose of the 34,450 Shares held by him.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, unless otherwise noted.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Dr. Cooley’s spouse with respect to the 3,000 Shares she owns directly.  The Reporting Persons specifically disclaim beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

CUSIP NO. 857873-10-3

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 15, 2008, the Reporting Persons entered into an Agreement pursuant to which, among other things, the Reporting Persons agreed to form a group for the purpose of seeking to persuade the Issuer’s Board of Directors to take such action as the Reporting Persons deem necessary.  The Agreement governs the activities of the Reporting Persons with respect to their investment in the Issuer.  Pursuant to the Agreement, Sardar Biglari has the power to direct the voting of the Shares held by the New Reporting Persons.  The Agreement terminates upon the certification of the final results of the 2009 Annual Meeting of Stockholders of the Issuer, unless sooner terminated in writing by the parties to the Agreement directly owning more than 50% of the Shares subject to the Agreement.  A copy of the Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1.
Agreement dated April 15, 2008 by and among The Lion Fund, L.P., Western Sizzlin Corp., Biglari Capital Corp., Western Acquisitions L.P., Western Investments Inc., Sardar Biglari, Philip Cooley, S. Sue Aramian, Martha Aramian, Charles E. Arnett, Virginia Arnett, Gary A. Ruben, Irene Ruben, Natasha Sedaghat, Parvindokht Sedaghat, Shapour Sedaghat, Shawn Sedaghat and Tim Taft (filed herewith as Exhibit 99.1).

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2008	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN ACQUISITIONS L.P.

By:	Western Investments Inc. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN INVESTMENTS INC.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

WESTERN SIZZLIN CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Philip L. Cooley

CUSIP NO. 857873-10-3

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for S. Sue Aramian

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Martha Aramian

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Charles E. Arnett

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Virginia Arnett

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Gary A. Ruben

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Irene Ruben

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Natasha Sedaghat

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Parvindokht Sedaghat

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Shapour Sedaghat

CUSIP NO. 857873-10-3

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Shawn Sedaghat

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Tim Taft

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

Tim Taft

Common Stock	100	9.1299	02/26/08
Common Stock	7,900	8.2800	03/03/08
Common Stock	1,200	8.2700	03/03/08
Common Stock	300	8.3000	03/03/08
Common Stock	4,350	8.2500	03/24/08
Common Stock	10,000	8.2000	03/28/08
Common Stock	700	7.8300	04/01/08
Common Stock	300	7.8200	04/01/08
Common Stock	200	7.8075	04/01/08
Common Stock	5,300	7.8600	04/01/08
Common Stock	1,800	7.8400	04/01/08
Common Stock	900	7.8500	04/01/08
Common Stock	800	7.8100	04/01/08

Philip L. Cooley

Common Stock	1,000*	--	03/12/08

Shapour Sedaghat

Common Stock	43,043	7.3800	04/09/08
Common Stock	45,316	7.6460	04/10/08
Common Stock	101,221	7.4990	04/11/08
Common Stock	20,720	7.3480	04/14/08

_______________
* Shares granted to Dr. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan. The restriction on transfer for these Shares expires on March 12, 2011.

Shawn Sedaghat

Common Stock	21,669	7.2899	04/15/08